SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	June 30, 2006	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6003	8 - TELEPHONE 3169-6002	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL ri@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK
2 - ADDRESS RUA GOMES DE CARVALHO, 1629			3 - DISTRICT VILA OLÍMPIA
3 - ZIP CODE 04547-006	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6224	8 - TELEPHONE 3169-6222	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL rflark@golnaweb.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	3/31/2006
09 - INDEPENDENT ACCOUNTANT ERNEST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE MARIA HELENA PETTERSSON					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2006	2 - PREVIOUS QUARTER 3/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2005
Paid-in Capital
1 - Common	109,448	109,448	109,448
2 - Preferred	86,758	85,524	85,821
3 - Total	196,206	195,972	195,269
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 3140 – Holding Company – Transportation and Logistics Services
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 7/13/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
1	Total Assets	1,823,694	1,856,755
1.01	Current Assets	511,192	591,453
1.01.01	Cash Equivalents	458,478	193,268
1.01.01.01	Cash and Banks	109,204	32,670
1.01.01.02	Short-term investments	349,274	160,598
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	52,714	398,185
1.01.04.01	Deferred Taxes and Carryforwards	29,906	12,709
1.01.04.02	Prepaid Expenses	813	844
1.01.04.03	Dividends Receivable	21,995	384,632
1.02	Long-Term Assets	42,636	54,861
1.02.01	Sundry Credits	42,281	54,712
1.02.01.01	Deferred Taxes	42,281	54,712
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	355	149
1.03	Permanent Assets	1,269,866	1,210,441
1.03.01	Investments	1,269,866	1,210,441
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	1,269,866	1,210,441
1.03.01.03	Other Investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
2	Total Liabilities	1,823,694	1,856,755
2.01	Current Liabilities	66,132	162,635
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	584	0
2.01.04	Taxes, Charges and Contributions	4,006	18,039
2.01.05	Dividends Payable	61,542	143,618
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	0	978
2.02	Long-Term Liabilities	0	0
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	1,757,562	1,694,120
2.05.01	Paid-Up Capital	993,181	992,943
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	674,825	611,621
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	669,070	602,952
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	5,755	8,669
2.05.04.07.01	Unrealized hedge result, net	5,755	8,669
2.05.05	Accrued Profit/Loss	0	0

03.01 - STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 – 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenue	61,352	176,927	43,744	156,216
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(2,960)	(4,707)	(78)	(277)
3.06.03	Financial	(25,341)	(52,507)	(2,640)	(1,806)
3.06.03.01	Financial Revenues	12,947	(75,422)	12,358	13,897
3.06.03.02	Financial Expenses	(38,288)	22,915	(14,998)	(15,703)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	89,653	234,141	46,462	158,299
3.07	Operating Income	61,352	176,927	43,744	156,216
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	61,352	176,927	43,744	156,216
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	4,765	14,477	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	32,052	67,443	0	0
3.15	Income/Loss for the Period	98,169	258,847	43,744	156,216
	No. SHARES, EX-TREASURY (in thousands)	196,206	196,206	195,269	195,269
	EARNINGS PER SHARE	0.50034	1.31926	0.22402	0.80000
	LOSS PER SHARE

04.01 - NOTES TO THE FINANCIAL STATEMENTS

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Comments on the Company’s performance will be presented in chart 8, considering only consolidated results.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
1	Total Assets	2,944,136	2,428,384
1.01	Current Assets	1,974,924	1,609,662
1.01.01	Cash Equivalents	1,255,323	912,805
1.01.01.01	Cash and Banks	448,315	186,530
1.01.01.02	Short-term investments	807,008	726,275
1.01.02	Credits	601,742	603,816
1.01.02.01	Accounts Receivable	562,297	584,031
1.01.02.02	Allowance for doubtful accounts	(6,591)	(5,808)
1.01.02.03	Deferred Taxes and Carryforwards	46,036	25,593
1.01.03	Inventories	49,060	38,039
1.01.04	Others	68,799	55,002
1.01.04.01	Prepaid Expenses	47,572	47,934
1.01.04.02	Other Credits and Values	21,227	7,068
1.02	Long-Term Assets	163,975	147,899
1.02.01	Sundry Credits	115,030	108,429
1.02.01.01	Deposits for Leasing contracts	49,549	28,790
1.02.01.02	Deferred Taxes and Carryforwards	65,481	79,639
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	48,945	39,470
1.03	Permanent Assets	805,237	670,823
1.03.01	Investments	2,396	1,692
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	2,396	1,692
1.03.02	Property, plant and equipment	802,841	669,131
1.03.03	Deferred charges	0	0

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
2	Total Liabilities	2,944,136	2,428,384
2.01	Current Liabilities	595,344	709,430
2.01.01	Loans and Financing	107,409	104,459
2.01.02	Debentures	0	0
2.01.03	Suppliers	46,502	70,656
2.01.04	Taxes, Charges and Contributions	88,556	107,998
2.01.04.01	Provision for income tax and social contribution	71,836	81,394
2.01.04.02	Airport Fees and Duties Payable	16,720	26,604
2.01.05	Dividends Payable	27,836	143,618
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	325,041	282,699
2.01.08.01	Payroll and related charges	58,389	28,104
2.01.08.02	Airtraffic liabilities	229,696	185,542
2.01.08.03	Other liabilities	36,956	69,053
2.02	Long-Term Liabilities	591,230	24,834
2.02.01	Loans and Financing	565,895	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	25,335	24,834
2.02.05.01	Accounts Payable and Provisions	25,335	24,834
2.03	Deferred Income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	1,757,562	1,694,120
2.05.01	Paid-Up Capital Stock	993,181	992,943
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	674,825	611,621
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	669,070	602,952
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	5,755	8,669
2.05.04.07.01	Unrealized Hedge Result, Net	5,755	8,669
2.05.05	Accrued Profit/Loss	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.01	Gross Revenue from Sales and/or Services	877,615	1,774,464	585,182	1,199,591
3.02	Gross Revenue Deductions	(33,587)	(67,420)	(23,014)	(48,264)
3.03	Net Revenue from Sales and/or Services	844,028	1,707,044	562,168	1,151,327
3.04	Cost of Goods and Services Sold	(587,973)	(1,132,582)	(417,135)	(771,669)
3.05	Gross Income	256,055	574,462	145,033	379,658
3.06	Operating Expenses/Revenue	(140,160)	(274,285)	(74,432)	(138,294)
3.06.01	Sales	(103,630)	(202,960)	(78,576)	(150,657)
3.06.02	General and Administrative	(33,070)	(57,269)	(11,325)	(23,493)
3.06.03	Financial	(3,460)	(14,056)	15,469	35,856
3.06.03.01	Financial Revenues	74,457	117,264	50,149	88,145
3.06.03.02	Financial Expenses	(77,917)	(131,320)	(34,680)	(52,289)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Operating Income	115,895	300,177	70,601	241,364
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	115,895	300,177	70,601	241,364
3.10	Provision for Income Tax and Social Contribution	(53,655)	(129,325)	(23,198)	(84,529)
3.11	Deferred Income Tax	3,877	20,552	(3,659)	(619)
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	32,052	67,443	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	98,169	258,847	43,744	156,216
	No. SHARES, EX-TREASURY (in thousands)	196,206	196,206	195,269	195,269
	EARNINGS PER SHARE	0.50034	1.31926	0.22402	0.80000
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the voting capital, up to the individual level, on June 30 2006:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

FIP ASAS	107,590,772	98.30	34,845,638	40.16	142,436,410	72.60
Gilder, Gagnon, Howe & Co.*	-	-	12,202,516	14.07	12,202,516	6.21
Other	1,857,725	1.70	39,709,815	45.77	41,567,540	21.19

Total	109,448,497	100.00	86,757,969	100.00	196,206,466	100.00

* Company with offices abroad, last information available as of March 2006.

Shareholders of the Investment Fund in Holdings ASAS up to the individual level, on June 30, 2006:

Shareholders	Quotas	%

Henrique Constantino	9,587	25.00
Ricardo Constantino	9,587	25.00
Joaquim Constantino Neto	9,587	25.00
Constantino de Oliveira Junior	9,587	25.00

Total	38,348	100.00

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on June 30, 2006:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

Controlling Shareholder	107,590,772	98.30	34,845,639	40.16	142,436,410	72.59
Board Members	1,857,719	1.70	-	-	1,857,719	0.95
Fiscal Council Members	-	-	-	-	-	-
Executive Officers	-	-	883,912	1.02	883,912	0.45
Market	6	-	51,028,419	58.82	51,028,425	26.01

Total	109,448,497	100.00	86,757,969	100.00	196,206,466	100.00

On June 30, 2006 the number of outstanding shares was 51,028,419 corresponding to 26.01% of the total shares.

The Company has an Audit Council. The Company does not have a Fiscal Council.

The Company is in accordance with the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the general capital markets, in addition to those in the Regulation, in the Agreement of Adoption of Differentiated Practices of Corporate Governance Level 2 of BOVESPA and in the Regulation of Arbitration of the Market Arbitration Chamber.

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on June 30, 2005:

	Common		Preferred
Shareholders	Shares	%	Shares	%	Total	%

Controlling Shareholder	109,448,477	100.00	31,493,863	36.70	140,942,340	72.18
Board Members	14	-	8	-	22	-
Other	6	-	4,371,686	5.10	4,371,692	2.24
Market	-	-	49,955,000	58.20	49,955,000	25.58

Total	109,448,497	100.00	85,820,557	100.00	195,269,054	100.00

On June 30, 2005 the number of outstanding shares was 49,955,000 corresponding to 25.58% of the total shares.

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE FINANCIAL STATEMENTS	7
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER
06	01	CONSOLIDATED BALANCE SHEET - ASSETS
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES
07	01	CONSOLIDATED STATEMENT OF INCOME
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY
17	01	SPECIAL REVIEW REPORT

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among the main Brazilian cities and also for cities in Argentina, Bolivia, Paraguay and Uruguay. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low maintenance, fuel and training costs and high utilization and efficiency levels.

GOL started its operations at January 15, 2001 and at June 30, 2006 it operated a 50-aircraft fleet, comprised of 9 Boeing 737-800, 26 Boeing 737-700 and 15 Boeing 737-300. During the six first months of 2006, the Company inaugurated 5 new destinations, increasing served destinations to 50 (44 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay and 1 in Uruguay).

At June 30, 2006 and March 31, 2006, the Company’s share ownership structure is as follows:

	03.31.2006			12.31.2005

	Common	Preferred	Total	Common	Preferred	Total

Aeropar Participações
S.A.	-	-	-	100.00%	-	55.85%
Fundo de Investimento
ASAS	98.30%	40.16%	72.60%	-	40.27%	17.78%
Others	1.70%	-	0.95%	-	-	-
Market	-	59.84%	26.46%	-	59.73%	26.37%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing.

2. Basis of Preparation and Presentation of the Quarterly Information

The Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC (now Civil Aviation National Agency – ANAC) and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2005.

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its controlled enterprises Gol Transportes Aéreos S.A., GAC Inc., Gol Finance LLP e Gol Finance. The consolidation process of patrimonial and result accounts consolidation consists in summing horizontally the balances of the assets, liabilities, revenues and expenses accounts, according to their nature, added to the elimination of the parent company’s participation in the equity.

The Quarterly Information are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures.

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors. Management considers this information material to the market.

The Company has adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate

Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

a) Information on disclosures made based on USGAAP

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transportion segment, especially the allocation of maintenance expenses to income. At June 30, 2006, the net income for the year, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 27,629 lower (R$ 88,729 at December 31, 2005) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s corporate Quarterly Information was R$ 279,752 (R$ 249,416 at December 31, 2005) lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accounting for stock options granted to executives and employees. There are also certain differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate Quarterly Information and in accordance with USGAAP.

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	03.31.2006	03.31.2006	03.31.2006	03.31.2006

Cash and cash equivalents
Cash and banks	3,831	8,064	58,258	62,899
Financial Investments
Fixed income	41,618	1,064	83,287	26,996
Variable income	156	-	487	-
Government securities	-	-	-	2,966
Government securities overseas	-	-	212,313	-

Bank Deposit Certificates –
CDB	63,599	23,542	93,970	93,669

	109,204	32,670	448,315	186,530

Short-term Investments
Local currency
Bank Deposit Certificates –
CDB	235,992	10,479	280,611	215,392
Government securities	113,282	150,119	113,282	349,826
Fixed income investments
overseas	-	-	413,115	161,057

	349,274	160,598	807,008	726,275

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.16% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government that earn interest, net of taxes, of 1.03% per month and government securities issued by the U.S. Government (T-Bills) and securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 1.14% per month.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas of exclusive investment funds, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in exclusive investment funds have daily liquidity.

The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brazil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to hedge agreement guarantees was R$17,325 as of June 30, 2006. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 17.

4. Accounts receivable

	Consolidated

	June 30, 2006	March 31, 2006

Credit Cards Administrators	444,283	491,205
Travel Agencies	88,896	78,497
Cargo Agencies	10,371	6,388
Other	18,747	7,941

	562,297	584,031
Allowance for doubtful accounts	(6,591)	(5,808)

	555,706	578,223

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	June 30, 2006	March 31, 2006

Balances in the beginning of the period	5,808	4,890
Additions	1,314	1,326
Recoveries	(531)	(408)

Final balances of the period	6,591	5,808

The ageing of the accounts receivable is as follows:

	Consolidated

	June 30, 2006	March 31, 2006

Not past-due	552,907	576,516
Past-due for less than 30 days	2,799	1,707
Past-due for 31 to 60 days	602	751
Past-due for 61 to 90 days	791	770
Past-due for 91 to 180 days	2,025	1,896
Past-due for 181 to 360 days	2,533	1,359
Past-due for more than 360 days	640	1,032

	562,297	584,031

5. Deferred Taxes, Recoverable Taxes or Carryforwards, Short and Long-Term

	Parent Company		Consolidated

	03.31.2006	03.31.2006	03.31.2006	03.31.2006

Recoverable taxes or carryforwards
PIS and Cofins credits	26	-	2,033	806
Prepayment of IRPJ and CSSL	6,985	5,799	8,553	7,802
Credit of IRRF on financial investments	5,275	5,031	6,593	6,592
Other	423	989	5,828	4,556

	12,709	11,819	23,007	19,756

Deferred income tax and social contribution
Accumulated tax losses and social
contribution
negative basis	59,478	55,602	59,478	54,712
Tax credits arising from incorporation	-	-	16,540	17,999
Temporary differences	-	-	12,492	12,765

	59,478	55,602	88,510	85,476
Short-Term	(29,906)	(12,709)	(46,036)	(25,593)

Long-Term	42,281	54,712	65,481	79,639

Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations. According to Instruction No. 371 of July 27, 2002, the following table shows the expectancy of the generation of a positive basis of calculation to be realized in the following years in an amount sufficient for the realization of the tax credits, accounted for by the Company and supported by its business plans approved by the Board of Directors:

	2007	2008	2009	2010	Total

Forecasted realization	23,029	31,957	22,946	10,578	88,510

6. Investments in Subsidiaries

Turnover of investments:

	Gol	Gol Finance	GAC	Gol	Total
	Transportes	LLP	Inc.	Finance	investments
	Aéreos S.A.

Balances at March 31,
2006	799.471	410.970	-	-	1.210.441

Capital increase	-	-	-	-	-
Equity accounting	59,093	(7,607)	2,181	3	53,670
Unrealized hedge
results	5,755	-	-	-	5,755

Balance at June 30,
2006	864,319	403,363	2,181	3	1,269,866

7. Property, Plant and Equipment

		06.30.2006			03.31.2006

	Annual
	depreciation	Cost	Accumulated
	rate		Depreciation	Net value	Net value

Flight equipment
Spare engines	20%	54,202	-	54,202	54,132
Replacement part kits	20%	207,678	(83,004)	124,674	111,992
Aircraft and safety equipment	20%	912	(208)	704	625
Tools	10%	2,886	(371)	2,515	1,973

		265,678	(83,583)	182,095	168,722
Property, plant and equipment in
service
Software licenses	20%	20,981	(7,906)	13,075	13,476
Vehicles	20%	2,287	(1,019)	1,268	928
Machinery and equipment	10%	6,758	(814)	5,944	5,043
Furniture and fixtures	10%	6,626	(1,208)	5,418	3,835
Computers and peripherals	20%	9,847	(3,512)	6,335	4,637
Communication equipment	10%	1,252	(259)	993	917
Facilities	10%	2,243	(261)	1,982	1,745
Brand names and patents	-	37	-	37	37
Leasehold improvements	4%	3,589	(1,173)	2,416	2,810
Work in progress	-	72,036	(7,281)	64,755	47,360

		125,656	(23,433)	102,223	80,788

		391,334	(107,016)	284,318	249,510

Advances for aircraft acquisition	-	518,523	-	518,523	419,621

		909,857	(107,016)	802,841	669,131

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 67 Boeing 737-800 Next Generation (31 aircraft at March 31, 2006), as further explained in Note 15, and capitalized interest of R$ 26,496 are included (R$ 23,706 at March 31, 2006).

Work in progress is related mainly to the Aircraft Maintenance Center construction in Minas Gerais and construction in new bases.

8. Short-Term Borrowings

		Consolidated

	Annual
	Interest	June 30,	March 31,
Current:	rate	2006	2006

Brazilian Currency
Working capital	17.7%	107,409	104,459

Long term:
Foreign Currency
Perpetual notes	8.75%	455.180	-
Bank Loans	5.0%	110.715	-
Total long-term borrowings and financings		565.895	-

( a ) Working Capital

At June 30, 2006, the Company maintained 11 short-term credit lines with six financial institutions that allowed borrowings up to R$ 400,000. Six of those lines are guaranteed by promissory notes which allow borrowings up to R$ 218,000 and at June 30, 2006, there were outstanding borrowings under these facilities amounting R$ 107,409. Five of those lines are guaranteed by accounts receivable from credit card providers in the limit of R$ 240,000.

( b ) Perpetual Notes

In April 2006, the company, through its wholly-owned subsidiary Gol Finance, issued R$ 455 million (US$ 200 million) guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date. The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by the U.S. Exim Bank.

( c ) Bank Loans

In April 2006, the Company, through its wholly-owned subsidiary GAC Inc., arranged firm an up to R$ 130 million (US$ 60 million) borrowing facility with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of Libor. At June 30, 2006, there was R$ 106 million (US$ 49 million) outstanding under this facility.

( d ) Other Financings

In June 2006, GOL signed long term borrowing agreements for R$ 75.7 million with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$ 50 million) with the International Finance Corporation (IFC). As of June 30, 2006, no funds had been drawn under the agreements.

The BNDES credit line will finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of six years with interest of TJLP + 2.65% p.a. and is guaranteed by accounts receivable.

The financings with the International Finance Corporation (IFC) will be used to acquire aircraft spare parts inventories and working capital. The loan has a term of seven years with interest of LIBOR + 1.875% p.a. and is guaranteed by spare parts.

9. Provision for Contingencies

	Consolidated

	June 30, 2006	March 31, 2006

Provision for labor contingencies	617	541
Provision for civil contingencies	3,360	2,804
Provision for tax contingencies	20,195	20,017

	24,172	23,362

There were no significant changes in the status of the proceedings as disclosures in the Financial Statements of the year ended December 31, 2005.

10. Transactions with Related Parties

GOL maintains an agreement with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by the associated company whose agreement expires at March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 130 (R$ 89 at March 31, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the second quarter of 2006 is R$ 945 (R$ 469 in the second quarter of 2005).

11. Shareholders’ Equity

a) Capital stock

i. On June 30, 2006, the capital stock is represented by 109,448,497 common shares and 86,757,969 preferred shares.

ii. The authorized capital stock at June 30, 2006 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at June 30, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$77.00 and US$35.50 on the New York Stock Exchange – NYSE. The equity value per share at June 30, 2006 is R$ 9.00 (R$ 8.69 at March 31, 2006).

b) Dividends and Interest on Shareholder’s Equity

In accordance with Law No. 9,249, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 35.391 (including the IRRF in the amount of R$ 5.309) referring to the first quarter of 2006.

The proposed interest on shareholder’s equity, in the amount of R$ 32.051 (including the IRRF in the amount of R$ 4.808) referring to the second quarter of 2006 will be paid on August 15, 2006. Such interest on shareholder’s equity will be inputed to the mandatory minimum dividend for the year ended December 31, 2006.

12. Cost of Services Rendered, Sales and Administrative Expenses

2Q06	Consolidated

	04.01.2006			04.01.2005
	to			to
	06.30.2006			06.30.2005

	Cost of
	services	Sales	Administrativ
	rendered	expenses	e expenses	Total	%	Total	%

Salaries, wages and benefits	88,320	-	1,174	89,494	12.3	55,318	10.9
Aircraft fuel	283,756	-	-	283,756	39.2	192,618	38.0
Aircraft leasing	73,442	-	-	73,442	10.1	62,391	12.3
Supplementary leasing	12,385	-	-	12,385	1.7	30,801	6.1
Maintenance material and
repair	34,097	-	-	34,097	4.7	10,447	2.1
Aircraft and traffic servicing	20,583	-	19,977	40,560	5.6	19,605	3.9
Sales and marketing	-	103,630	-	103,630	14.3	78,576	15.5
Landing fees	31,668	-	-	31,668	4.4	21,395	4.2
Depreciation and
amortization	12,760	-	2,521	15,281	2.1	8,445	1.7
Other expenses	30,962	-	9,398	40,360	5.6	27,440	5.4

	587,973	103,630	33,070	724,673	100.0	507,036	100.0

2S06	Consolidated

	06.30.2006					06.30.2005

	Cost of
	services	Sales	Administrativ
	rendered	expenses	e expenses	Total	%	Total	%

Salaries, wages and benefits	147,459	-	21,492	168,951	12.1	107,836	11.4
Aircraft fuel	538,062	-	-	538,062	38.6	338,788	35.8
Aircraft leasing	139,929	-	-	139,929	10.0	114,260	12.1
Supplementary leasing	42,503	-	-	42,503	3.1	59,550	6.3
Maintenance material and
repair	60,212	-	-	60,212	4.3	24,295	2.6
Aircraft and traffic servicing	50,048	-	22,133	72,181	5.2	37,371	4.0
Sales and marketing	-	202,960	-	202,960	14.6	150,657	15.9
Landing fees	62,009	-	-	62,009	4.5	40,441	4.3
Depreciation and
amortization	24,622	-	3,054	27,676	2.0	15,419	1.6
Other expenses	67,738	-	10,590	78,328	5.6	57,202	6.0

				1,392,81	100.
	1,132,582	202,960	57,269	1	0	945,819	100.0

At June 30, 2006, aircraft fuel expenses include R$ 5,359, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

The Company has letters of credit in the amount of R$ 17,505 as guarantee of payments for future maintenance services of leased aircraft.

13. Net Financial Income

	Parent Company		Consolidated

	04.01.2006	01.01.2006	04.01.2006	01.01.2006
	to	to	to	to
	06.30.2006	06.30.2006	06.30.2006	06.30.2006

Financial Expenses:
Interest on loans	-	-	(23,649)	(26,912)
Foreign exchange variations on
liabilities	(4,770)	(6,268)	(14,235)	(24,468)
Losses on financial instruments	-	-	(1,481)	(1,709)
CPMF tax	(1,258)	(1,500)	(4,565)	(7,141)
Monetary variations on liabilities	-	-	(968)	(1,387)
Interest on shareholder’s equity	(32,052)	(67,443)	(32,052)	(67,443)
Other	(208)	(211)	(967)	(2,260)

	(38,288)	(75,422)	(77,917)	(131,320)

Financial income:
Interest and gains on financial
investments	-	390	15,830	18,556
Foreign exchange variations on assets	-	1,150	13,410	20,071
Gains on financial instruments	12,947	21,375	38,020	69,266
Capitalized interest	-	-	4,355	7,705
Monetary variations on assets	-	-	994	1,473
Other	-	-	1,849	193

	12,947	22,915	74,457	117,264

Net financial income	(25,341)	(52,507)	(3,460)	(14,056)

	Parent Company		Consolidated

	04.01.2005	01.01.2005	04.01.2005	01.01.2005
	to	to	to	to
	06.30.2005	06.30.2005	06.30.2005	06.30.2005

Financial Expenses:
Interest on loans	-	-	(5,635)	(10,445)
Foreign exchange variations on
liabilities	(2,195)	(2,195)	(13,438)	(15,026)
CPMF tax	(1,310)	(1,803)	(9,015)	(5,609)
Monetary variations on liabilities	-	-	(479)	(876)
Public offering expenses	(11,493)	(11,493)	-	(11,493)
Other	-	(212)	(6,113)	(8,840)

	(14,998)	(15,703)	(34,680)	(52,289)

Financial income:
Interest and gains on financial
investments	316	1,855	6,502	13,534
Foreign exchange variations on assets	2,996	2,996	6,764	11,242
Gains on financial instruments	7,024	7,024	34,661	60,971

Monetary variations on assets	-	-	122	261
Other	2,022	2,022	2,100	2,137

	12,358	13,897	50,149	88,145

Net financial income	(2,640)	(1,806)	15,469	35,856

14. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Parent Company		Consolidated

Description	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Income before income tax and
social contribution	176,927	156,216	300,177	241,364

Combined tax rate	34%	34%	34%	34%
Income tax and social contribution
based on the combined tax rate	60,155	53,113	102,060	82,064
Equity accounting and other
permanent differences	(74,632)	(53,113)	6,713	3,084

Income tax and social contribution
debited to the result	(14,477)	-	108,773	85,148

Effective rate	(8.2%)	-	36.2%	35,3%

Current income tax and social
contribution	-	-	129,325	84,529
Deferred income tax and social
contribution	(14,477)	-	(20,552)	619

	(14,477)	-	108,773	85,148

15. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. At June 30, 2006 the Company carried operational lease agreements on 50 aircraft (45 at March 31, 2006), with expiration dates from 2006 to 2014.

The future payments of leases under the operating lease agreements, denominated in US dollar, have the following breakdown per year at June 30, 2006:

	R$			US$ (in thousand)

	Aircraft	Engines	Total	Aircraft	Engines	Total

2006	144,621	7,828	152,449	66,821	3,617	70,438
2007	276,072	12,148	288,220	127,557	5,613	133,170
2008	211,134	9,371	220,505	97,553	4,330	101,883
2009	169,032	5,476	174,508	78,100	2,530	80,630
2010	80,218	3,186	83,403	37,064	1,472	38,536
After 2010	161,669	93	161,762	74,698	43	74,741

	1,042,746	38,102	1,080,847	481,793	17,605	499,398

The Company entered into sale-leaseback agreements for six Boeing 737-800 Next Generation aircraft to be delivered during the third quarter of 2006.

The Company has an agreement with Boeing to purchase 101 Boeing 737-800 Next Generation aircraft, 67 of which are firm orders and 34 purchase options. The approximate amount of the firm orders is R$ 10,117 million (corresponding to approximately US$ 4,675 million), based on the aircraft list price, including estimates for contractual increases in prices and deposits during the aircraft construction stage as shown below:

	Expected Delivery		US$
	Firm Orders	R$	(in thousand)

2006	11	1,528,965	706,448
2007	13	1,860,564	859,661
2008	10	1,466,108	677,405
2009	11	1,669,630	771,441
2010	8	1,267,706	585,735
After 2010	14	2,324,097	1,073,833

	67	10,117,070	4,674,523

The Company has made initial payments for the aircraft acquisition using its own funds originating from the primary share offering and loans contracted through short-term credit lines and supplier financing.

The Company expects that aircraft purchase obligations will be financed through long-term financing agreements guaranteed by the US Exim Bank.

The Company has letters of credit in the amount of R$ 20,027 as guarantee of payments for aircraft leasing.

16. Employees

The Company has a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals.

At January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

The transactions are summarized below:

	Stock	Weighted average
	options	price for the year

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	-	-

Outstanding at March 31, 2006	421,067	19.76
Granted	-	-
Exercised	233,833	3.04

Outstanding at June 30, 2006	187,234	40.65

Quantity of options to be exercised at December 31, 2004	507,765	3.04
Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at March 31, 2006	254,573	6.91
Quantity of options to be exercised at June 30, 2006	36,984	36.90

The weighted average fair values on the granting dates of the stock options, at June 30, 2006, were R$ 25.70 and R$ 46.39 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5% dividend payment, an expected volatility of approximately 40%, a weighted average risk free rate of 15.5% and a average maturity of 9.03 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the second quarter of 2006 would have been R$ 681 lower (R$ 1,224 in the second quarter of 2005 and R$ 8,632 in the year of 2005).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at June 30, 2006 are summarized below:

Outstanding Options				Options to be exercised

		Remaining
	Outstanding	weighted	Weighted	Options to be	Weighted
Exercise price	options at	average	average	exercised	average
interval	06/30/2006	maturity	exercise price	06/30/2006	exercise price

33.06	87,418	8.50	33.06	27,002	33.06
47.30	99,816	9.50	47.30	9,982	47.30

33.06-47.30	187,234	9.03	40.65	36,984	36.90

17. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in Reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary Gol are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the second quarter of 2006 and 2005 represented approximately 39.2% and 38.0% of the Company’s operating expenses, respectively. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments made at fixed-rates or denominated in dollars.

a) Fuel price risk

The Company’s derivatives contracts, at June 30, 2006, are summarized as follows (in thousands, except otherwise indicated):

	06.30.2006	12.31.2005

Fair value of derivative financial instruments at the end of
the period	-	R$ 8,464
Average term (months)	6	8
Hedged volume (barrels)	1,038,000	1,431,000

Period ended:	06.30.2006	06.30.2005

Gains with hedge effectiveness recognized as aircraft fuel
expenses	R$ 4,367	R$ 2,223
Gains with hedge ineffectiveness recognized as financial
income	R$ 16,263	R$ 1,097
Current percentage of hedged consumption (during the
quarter)	57%	61%

The Company used financial derivatives for short and long terms and keeps its positions for future months. At June 30, 2006 the Company holds a combination of call options, collar structures and swaps to hedge approximately 54% and 15% of its jet fuel consumption for the third and fourth quarters of 2006, respectively, at average oil prices equivalent to approximately US$ 73 and US$81 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The increase in the amount of hedge ineffectiveness and unrealized gains on derivative contracts settling in future periods recorded during the second quarter was due to the significant fluctuation in energy prices, the derivative positions the Company holds, and the volatility of the different types of instruments the Company uses in hedging. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

     During the three months ended June 30, 2006, the Company recognized approximately R$ 16 million (US$ 7 million) of additional net gains in Financial Income, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$ 2 million (US$ 1 million) was ineffectiveness expense and mark-to-market losses related to contracts that settled during second quarter 2006. On June 30, 2006, there was no unrealized gain or loss of fuel hedges recorded in shareholder’s equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought
	3Q06	4Q06	1Q07	2Q07	Total

Nominal volume in barrels (thousands)	597	180	63	198	1,038
Nominal volume in liters (thousands)	94,326	28,440	9,954	31,284	164,004

Future agreed rate per barrel (USD)*	72.6	80.5	82.0	79.8	73.9

Total in Reais **	93,862	31,361	11,181	34,175	170,579

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 06/30/2006 was R$ 2.1643 / US$ 1.00

b) Exchange rate risk

At June 30, 2006, the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at June 30, 2006 is set forth below:

	Consolidated

	06.30.2006	03.31.2006

Assets
Cash and cash equivalents and financial
investments	631,716	176,614
Deposits for aircraft leasing contracts	32,711	29,048
Prepaid leasing expenses	15,093	14,069

Advances to suppliers	14,157	14,157
Other	13,741	9,648

	707,418	243,536
Liabilities
Foreign suppliers	9,792	8,671
Operating leases payable	25,867	28,727
Insurance premium payable	4	9,562

	35,663	46,960

Foreign exchange exposure in R$	671,755	196,576
Total foreign exchange exposure in US$	310,380	90,488

Obligations not recorded in the balance sheet
Operating lease agreements	1,080,847	914,932
Obligations arising from firm orders
for aircraft purchase	10,117,070	10,154,935

Total foreign exchange exposure in R$	11,869,672	11,266,443

Total foreign exchange exposure in US$	5,484,301	5,186,173

The foreign exchange exposure concerning payable amounts resulting from operating lease operations, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel, lease, maintenance, insurance and international IT services expenses.

The Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedges” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes model adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	06.30.2006	12.31.2005

Fair value of derivative financial instruments at the end of the	R$	R$
period	8,720	1,249
Remaining longer period (months)	2	1
	R$	R$
Hedged volume	136,040	135,129

Period ended:	06.30.2006	06.30.2005

	R$	R$
Gains with hedge effectiveness recognized in operating expenses	1,408	22,337
Gains with hedge ineffectiveness recognized in financial		R$
expenses	-	655
Current percentage of hedged consumption (during the quarter)	50%	50%

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. At June 30, 2006, the unrealized gain in the shareholders’ equity was R$ 5,755, net of taxes.

Market risk factor: Exchange rate
Exchange market

Future agreements bought
	July 2006	August 2006	Total

Nominal value in dollars	33,750	25,250	59,000
Future agreed rate	2.34	2.26	2.31

Total in Reais	78,975	57,065	136,040

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates in US dollar due to the impact of such changes in expenses of operating lease agreements. At June 30, 2006, there were no open hedge contracts for the international interest rate risk.

The Company’s results are also affected by fluctuations in the interest rates in Brazil, applicable both to financial investments, short-term investments, liabilities in real and to those applicable to US dollar indexed obligations, due to the impact of such changes in the market value of derivative financial instruments conducted in Brazil, in the market value of prefixed securities in real and in the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself from domestic interest rate fluctuations on the prefixed portion of its investments. At June 30, 2006, the nominal value of Interbank Deposit futures contracts traded on the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 58,007 with periods of up to 1.7 years, with a total fair market value of R$ 110 corresponding to the last owed or receivable adjustment, already estimated and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial revenues in the same period they occur.

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of June 30, 2006, the total amount invested in boxes was R$ 70,614 with average tenor of 31 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of June 30, 2006, the notional amount of fixed-rate swaps to CDI was R$ 70,614 with a fair value of R$ (17); and the notional amount of currency swaps to CDI was R$ 274,902 with a fair value or R$ 532. The changes in fair value of these swaps is reflected in financial income in the period of change.

18. Insurance Coverage

Company Management maintains an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On June 30, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type

Warranty – Hull	2,972,305	1,373,333
Civil Liability per occurrence/aircraft	1,623,225	750,000
Warranty – Hull/War	2,972,305	1,373,333
Inventories	384,711	177,753

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion US dollar.

APPENDIX I – STATEMENTS OF CASH FLOW

	Parent Company

	04.01.2006	04.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Net income for the period	98,169	43,744	258,847	156,216
Adjustments to reconcile net income to net
cash generated
by operating activities:
Deferred income taxes	(4,765)	-	(14,477)	-
Equity accounting	(54,835)	(46,462)	(234,141)	(158,299)
Variations in operating assets and liabilities:
Prepaid expenses, taxes recoverable and other	-	-	-	-
receivables	(176)	(5,983)	(1,882)	(5,666)
Credit with associated companies	-	390,788	-	264,277
Suppliers	584	-	584	-
Taxes payable	(14,033)	-	(13,045)	-
Interest on shareholder’s equity	(32,052)	-	(75,522)	-
Other liabilities	(977)	1,283	(770)	1,404

Net cash generated (used) in operating
activities	(8,085)	383,370	(80,406)	257,932
Investment activities:
Financial investments	(188,676)	(245,960)	(138,866)	(245,960)
Investments	358,047	(437,320)	330,463	(260,342)

Net cash used in investment activities	169,371	(683,280)	191,597	(506,302)

Financing activities:
Capital paid	238	-	1,977	-
Capital increase	-	271,330	-	271,330
Total comprehensive income, net of taxes	(2,914)	-	(656)	-
Dividends paid	(82,076)	(60,003)	(39,940)	(60,003)
Liabilities with associated companies	-	51,402	-	51,402

Net cash generated in financing activities	(84,752)	262,729	(38,619)	262,729

Net cash addition	76,534	(37,181)	72,572	14,359
Cash and cash equivalents at the beginning of	32,670
the year		55,842	36,632	4,302

Cash and cash equivalents at the end of the year	109,204	18,661	109,204	18,661

Transactions not affecting cash
Additional information:
Interest paid during the quarter	-	-	-	-
Income tax and social contribution paid during
the quarter	-	-	-	-

	Consolidated

	04.01.2006	04.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	06.30.2006	06.30.2005	06.30.2006	06.30.2005

Net income for the period	98,169	43,744	258,847	156,216
Adjustments to reconcile net income to net
cash generated
by operating activities:
Depreciation and amortization	15,282	8,445	27,677	15,419
Provision for doubtful accounts receivable	783	439	1,701	686
Deferred income taxes	(3,877)	3,659	(20,552)	619
Variations in operating assets and liabilities:
Receivables	21,734	(34,416)	6,551	(98,260)
Inventories	(11,021)	(2,681)	(8,377)	(2,973)
Prepaid expenses, taxes recoverable and other
receivables	(25,680)	(10,982)	(36,004)	(11,076)
Suppliers	(24,154)	(10,698)	(27,422)	(12,608)
Airtraffic liability	44,154	54,757	11,896	31,302
Taxes payable	(9,558)	(909)	14,650	(5,929)
Payroll and related charges	30,285	(14,406)	18,442	(5,621)
Provisions for contingencies	501	-	(4,080)	-
Interest on shareholder’s equity	(32,052)	-	(75,522)	-
Other liabilities	(41,980)	(6,404)	(55,494)	(14,199)

Net cash generated (used) in operating
activities	62,586	30,548	110,313	53,576
Investment activities:
Financial investment	(80,733)	42,381	(67,277)	(174,468)
Investments	(704)	(633)	(567)	(239)
Deposits for leasing contracts	(20,759)	5,732	(19,931)	2,693
Acquisition of property, plant and equipment	(148,992)	(75,085)	(250,490)	(179,869)

Net cash used in investment activities	(251,188)	(27,605)	(338,265)	(351,883)

Financing activities:
Short-term borrowings	568,845	15,172	619,288	6,207
Capital paid	238	-	1,977	-
Capital increase		271,330	-	271,330
Total comprehensive income, net of taxes	(2,914)	-	(656)	-
Dividends paid	(115,782)	(60,003)	(73,646)	(60,003)

Net cash generated in financing activities	450,387	226,499	546,963	217,534

Net cash addition	261,785	229,442	319,011	(80,773)
Cash and cash equivalents at the beginning of the
year	186,530	95,515	129,304	405,730

Cash and cash equivalents at the end of the year	448,315	324,957	448,315	324,957

Transactions not affecting cash
Additional information:
Interest paid during the quarter	23,649	5,285	26,912	10,445
Income tax and social contribution paid during
the quarter	52,516	23,198	129,325	84,529

MANAGEMENT'S COMMENTS ON 2Q06 RESULTS

In the second quarter of 2006, GOL demonstrated its ability to significantly grow capacity while reducing costs and maintaining world-class profitability and high quality service, even during periods of intense price competition and extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share and further consolidated its position as the second-largest domestic airline in Brazil.”

GOL increased load factors and aircraft utilization rates, while maintaining market cost leadership. Demand for GOL’s passenger air transportation services grew at high rates during the quarter, with passengers transported increasing 36.8% over 2Q05. During the quarter, GOL’s load factor increased 3.3 percentage points to 75.9%; aircraft utilization was at 13.9 block hours per day (increasing 1.5% over 2Q05), while operating costs per ASK decreased approximately 1%. Through strict fuel management practices and fuel hedges, fuel costs per available seat kilometer (ASK) decreased 1.9% year-over-year and helped to lower GOL’s operating cost per seat kilometer (CASK) to 15.32 cents (R$). Cost reductions were also driven by increased scale, productivity and stage length; reductions in sales, marketing and aircraft leasing expenses; and an 11.7% appreciation of the Brazilian Real against the US dollar, offset by higher scheduled maintenance expenses. The 21% increase in employees over 1Q06, related to planned capacity expansion, was balanced by higher overall productivity.

Increased passenger volumes and a reduction in CASK, resulted in an operating income increase of 55.6% in the year-over-year comparison. The Company has hedged approximately 54% of its fuel price exposure as well as 33% of its U.S. dollar exposure for 3Q06, and 15% of its fuel exposure for 4Q06. “Our absolute market cost leadership is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of six Boeing 737 aircraft to the fleet in the third quarter of 2006 will increase seat capacity by approximately 45% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 44 million passengers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 50.1% to R$844.0mm, primarily due to higher revenue passenger kilometers (RPK), offset by a lower yield. RPK growth was driven by a 34.6% increase in departures, a 14.7% increase in stage length and an increase in load factor from 72.6% to 75.9% . RPKs grew 57.3% to 3,523mm, and revenue passengers grew 36.8% to 4.3mm.

Average fares increased 9.7% from R$173.39 to R$190.23. Yields declined 4.7% to 22.33 cents (R$) per passenger kilometer, principally due to a 14.7% increase in average stage length coupled with intense price price competition during the quarter.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$37.7mm to R$57.2mm.

The 50.4% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 62 new daily flight frequencies (including 22 night flights) and 1 new destination in 2Q06. The addition of 5.3 average operating aircraft during the quarter (from 43.0 to 48.3 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) remained stable at R$18.19 cents in 2Q06 (vs. R$18.22 cents in 2Q05).

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 35% in the end of 2Q06, compared to 29% in the end of 2Q05. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay) and Asuncion (Paraguay), GOL achieved an international market share of 6% (share of Brazilian airline RPK) in the same period. Approximately 7% of GOL’s total RPKs were related to international passenger traffic.

OPERATING EXPENSES

Total CASK decreased 0.9%, to 15.32 cents (R$), due to higher productivity, a longer average stage length, a greater spreading of fixed costs over a higher number of ASKs, and also by a decrease in aircraft fuel expenses per ASK. Operating expenses per ASK decreased by 0.2%, excluding fuel, in the quarter. Total operating expenses increased 49%, reaching R$711.8mm, due to higher fuel prices, increased scheduled maintenance, and the expansion of our operations (fleet and employee expansion, a higher volume of fuel consumption, landing fees and marketing activities). Fuel price increases during 2Q06 accounted for more than 30% of the R$91mm increase in fuel expenses, with the remainder accounted for by increased fuel consumption. Breakeven load factor increased 2.4 percentage points to 64.0% versus 61.6% in 2Q05.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 2Q06, 2Q05 and 1Q06 is as follows:

Operating Expenses (R$ cents / ASK)
	2Q06	2Q05	% Chg.	1Q06	% Chg.
Salaries, wages and benefits	1.94	1.83	6.0%	1.88	3.2%
Aircraft fuel	6.12	6.24	-1.9%	5.86	4.4%
Aircraft rent	1.58	2.02	-21.8%	1.53	3.3%
Sales and marketing	2.23	2.55	-12.5%	2.29	-2.6%
Landing fees	0.68	0.69	-1.4%	0.70	-2.9%
Aircraft and traffic servicing	0.87	0.64	35.9%	0.73	19.2%
Maintenance, materials and repairs	0.73	0.34	114.7%	0.60	21.7%
Depreciation	0.34	0.27	25.9%	0.29	17.2%
Other operating expenses	0.83	0.88	-5.7%	0.85	-2.4%

Total operating expenses	15.32	15.46	-0.9%	14.73	4.0%

Operating expenses ex- fuel	9.20	9.22	-0.2%	8.87	3.7%

Total Operating Expenses Fuel-Neutral 2Q05	14.73	15.46	-4.7%	-	-

Total Operating Expenses Fuel-Neutral 1Q06	14.84	-	-	14.73	0.7%

Total operating expenses ex-profit sharing	15.22	15.31	-0.6%	14.59	4.3%

Operating Expenses (R$ million)
	2Q06	2Q05	% Chg.	1Q06	% Chg.
Salaries, wages and benefits	90.2	56.5	59.5%	81.5	10.7%
Aircraft fuel	283.8	192.6	47.3%	254.3	11.6%
Aircraft rent	73.4	62.4	17.7%	66.5	10.4%
Sales and marketing	103.6	78.6	31.9%	99.3	4.3%
Landing fees	31.7	21.4	48.0%	30.4	4.3%
Aircraft and traffic servicing	40.6	19.6	106.9%	31.6	28.5%
Maintenance, materials and repairs	34.1	10.4	226.4%	26.1	30.7%
Depreciation	15.9	8.3	92.4%	12.5	27.2%
Other operating expenses	38.5	27.3	40.9%	37.0	4.1%

Total operating expenses	711.8	477.1	49.2%	639.2	11.4%

Operating expenses ex- fuel	428.0	284.5	50.4%	384.9	11.2%

Total Operating Expenses Fuel-Neutral 2Q05	683.5	477.1	43.3%	-	-

Total Operating Expenses Fuel-Neutral 1Q06	688.5	-	-	639.2	7.7%

Total operating expenses ex-profit sharing	706.5	472.6	49.5%	633.2	11.6%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 6.0% to 1.94 cents (R$), mainly due to a 6.0% cost of living increase on salaries. The number of full-time equivalent employees increased 81% to 7,229, related to capacity expansion.

Aircraft fuel expenses per ASK decreased 1.9% over 2Q05 to 6.12 cents (R$), due to improved fuel economies and gains on fuel hedges, offset by a 10.8% increase in fuel price per liter. The increase in average fuel price per liter over 2Q05 was primarily due to the 32.6% increase in the international price for crude oil (WTI), and a 30% increase in Gulf Coast jet fuel prices, partially offset by the 11.7% Brazilian Real appreciation against the U.S. dollar. The Company has hedged approximately 54% and 15% of its fuel requirements for 3Q06 and 4Q06, respectively.

Aircraft rent per ASK decreased 21.8% to 1.58 cents (R$) in 2Q06, primarily due to a high aircraft utilization rate (14 block hours per day), and an 11.7% appreciation of the Brazilian Real against the U.S dollar vs. 2Q05.

Sales and marketing expenses per ASK decreased 12.5% to 2.23 cents (R$) primarily due to reductions in commissions, an increase in ticket sales on GOL’s website and higher aircraft utilization rates. GOL booked a majority of its ticket sales through a combination of its website (82.4% during 2Q06) and its call center (10.5% during 2Q06).

Landing fees per ASK decreased 1.4% to 0.68 cents (R$), due to increased average stage length and to a higher aircraft utilization rate.

Aircraft and traffic servicing expenses per ASK increased 35.9% to 0.87 cents (R$), as a result of an increase in ground services (landings increased 34.6%) and an increase in consulting and technology services, partially offset by increased average stage length.

Maintenance, materials and repairs per ASK increased 114.7% to 0.73 cents (R$), primarily due to a higher number of scheduled maintenance services during 2Q06, partially offset by a 11.7% appreciation of the Brazilian Real against the U.S. dollar. Main expenses during the quarter were related to the scheduled maintenance of five engines, in the amount of R$11.1mm, the use of spare parts inventory and repair of rotable materials, in the amount of R$10.6mm.

Depreciation per ASK increased 25.9% to 0.34 cents (R$), due to a higher amount of fixed assets, particularly spare parts inventory, and the increase of technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.83 cents (R$), a 5.7% decrease when compared to the same period of the previous year, due to a decrease in insurance expenses, cancelled flights expenses, lodging of flight crews and direct passenger expenses. Insurance expenses, at 0.14 cents (R$) per ASK (R$6.5mm total) decreased 42.3%, due to a reduction in average premium rates, a 11.7% appreciation of the Brazilian Real against the U.S. dollar, and a higher aircraft utilization rate.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 0.03 cent (R$) RASK decrease was offset by a CASK decrease of 0.14 cents (R$), resulted in an increase of EBITDA per available seat kilometer to 3.21 cents (R$) in 2Q06. Compared to 1Q06, EBITDA per ASK decreased 41.0% . 2Q06 EBITDA was affected by the 4.7% decrease in yields, and totaled R$148.2mm in the period compared to R$93.3mm in 2Q05 (a 58.8% increase) and R$236.3mm in 1Q06 (a 37.3% decrease).

EBITDAR Calculation (R$ cents / ASK)
	2Q06	2Q05	Chg. %	1Q06	Chg. %
Net Revenues	18.19	18.22	-0.2%	19.88	-8.5%
Operating Expenses	15.32	15.46	-0.9%	14.73	4.0%

EBIT	2.87	2.76	4.0%	5.15	-44.3%
Depreciation & Amortization	0.34	0.27	25.9%	0.29	17.2%

EBITDA	3.21	3.03	5.9%	5.44	-41.0%
EBITDA Margin	17.6%	16.6%	+1.0 pp	27.4%	-9.8 pp
Aircraft Rent	1.58	2.02	-21.8%	1.53	3.3%

EBITDAR	4.79	5.05	-5.1%	6.97	-31.3%
EBITDAR Margin	26.3%	27.7%	-1.4 pp	35.1%	-8.8 pp

EBITDAR Calculation (R$ million)
	2Q06	2Q05	Chg. %	1Q06	Chg. %
Net Revenues	844.0	562.2	50.1%	863.0	-2.2%
Operating Expenses	711.8	477.1	49.2%	639.2	11.4%

EBIT	132.3	85.0	55.6%	223.8	-40.9%
Depreciation & Amortization	15.9	8.3	92.4%	12.5	27.2%

EBITDA	148.2	93.3	58.8%	236.3	-37.3%
EBITDA Margin	17.6%	16.6%	+1.0 pp	27.4%	-9.8 pp
Aircraft Rent	73.4	62.4	17.7%	66.5	10.4%

EBITDAR	221.6	155.7	42.3%	302.8	-26.8%
EBITDAR Margin	26.3%	27.7%	-1.4 pp	35.1%	-8.8 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 4.79 cents (R$) in 2Q06, compared to 5.05 cents (R$) in 2Q05. EBITDAR amounted to R$221.6mm in 2Q06, compared to R$155.7mm in the same period last year and R$302.8mm in 1Q06.

___________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FINANCIAL RESULTS

Net financial income increased R$3.5mm. Interest expense increased R$18.4mm primarily due to the increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income decreased R$0.4mm primarily due to a 3.9 pp decrease in average Brazilian interest rates (as measured by the CDI rate). The increase in other gains was primarily due to R$16.5 mm in fuel hedge gains.

Financial Results (R$ thousands)	2Q06	2Q05	1Q06
Interest expense	(23,649)	(5,284)	(3,263)
Capitalized interest	4,355	5,677	3,350
Exchange variation gain (loss)	(809)	(1,681)	(3,502)
Interest income	35,878	36,248	33,972
Other gains (losses)	12,818	(9,838)	(5,762)
Net Financial Results	28,593	25,122	24,795

NET INCOME AND EARNINGS PER SHARE

Net income in 2Q06 was R$106.7mm, representing a 12.6% net income margin, vs. R$73.4mm of net income in 2Q05.

Net earnings per share, basic, was R$0.54 in 2Q06 compared to R$0.38 in 2Q05. Basic weighted average shares outstanding were 196,039,449 in 2Q06 and 192,914,653 in 2Q05. Net earnings per share, diluted, was R$0.54 in 2Q06 compared to R$0.38 in 2Q05. Fully-diluted weighted average shares outstanding were 196,156,436 in 2Q06 and 193,759,282 in 2Q05.

Net earnings per ADS, basic, was US$0.25 in 2Q06 compared to US$0.16 in 2Q05. Basic weighted average ADS outstanding were 196,039,449 in 2Q06 and 192,914,653 in 2Q05. Net earnings per ADS, diluted, was US$0.25 in 2Q06 compared to US$0.16 in 2Q05. Fully-diluted weighted average ADS outstanding were 196,156,436 in 2Q06 and 193,759,282 in 2Q05.

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment of quarterly intercalary dividends to shareholders in the form of interest on shareholders’ equity calculated in accordance with the statutory financial statements ended June 30, 2006. The total payout approved for 2Q06 is R$32.1mm (R$27.2mm net of withholding tax) to be paid as interest on shareholders’ equity on August 15, 2006 to shareholders of record on June 20, 2006. The net payment for the quarter is equivalent to R$0.13897 per share (approximately US$0.06434 per ADS).

CASH FLOW

Cash, cash equivalents and short-term investments increased R$342.5mm during 2Q06. Cash provided by operating activities was R$2.1mm, mainly due to increased earnings from operations (R$106.7mm), partially offset by a decrease in accounts payable (R$54.3mm), a net increase in deposits for aircraft and engine maintenance (R$12.8mm) and a decrease in other liabilities (R$85.7mm) and. The amount deposited for future maintenance was US$194.8mm at June 30, 2006. Cash used in investing activities was R$152.1mm, consisting primarily of advances for aircraft acquisition (R$98.9mm) and acquisition of property and equipment (R$49.9mm) . Cash provided by financing activities during 2Q06 was R$492.5mm, mainly due to an increase in long-term borrowings (R$565.9mm), partially offset by dividends payable (R$73.6mm) .

Cash Flow Summary (R$ million)	2Q06	2Q05	% Change	1Q06	% Change
Net cash provided by operating activities	2.1	(23.2)	-109.0%	93.8	-97.8%
Net cash used in investing activities	(152.1)[1]	(67.5)[2]	125.2%	(109.1)[3]	39.4%
Net cash provided by financing activities	492.5	277.8	77.3%	59.1	733.3%

Net increase in cash, cash equivalents & short term investments	342.5	187.1	83.1%	43.8	682.0%

1.	Excluding R$245.4 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2.	Excluding R$106.6 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3.	Excluding R$13.2 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position at June 30, 2006 was R$1,255.3mm, an increase of R$397.1mm vs. 1Q06. The Company’s total liquidity was R$1,811mm (cash, short-term investments and accounts receivable) at the end of 2Q06. On June 30, 2006, the Company had eleven revolving lines of credit secured by receivables and promissory notes. On June 30, 2006, the outstanding amount under these lines of credit was R$107.4mm.

Cash Position and Debt (R$ million)	6/30/2006	3/31/2006	% Change
Cash, cash equivalents & short-term investments	1,255.3	912.8	37.5%
Short-term debt	107.4	104.5	2.8%
Long-term debt	565.9	-	N.M.

Net cash	582.0	808.3	-28.0%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On June 30, 2006, the Company leased 50 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012. Future minimum lease payments under operating leases are denominated in US dollars. Such leases with initial or remaining terms at June 30, 2006, were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2006	152,449	70,438
2007	288,220	133,170
2008	220,505	101,883
2009	174,508	80,630
2010	83,403	38,536
After 2010	161,762	74,741

Total minimum lease payments	1,080,847	499,398

As of June 30, 2006, the Company had 67 firm orders and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.7 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of June 30, 2006, GOL has made deposits in the amount of US$240.1mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2006	11 (*)	1,528,965	706,448
2007	13	1,860,564	859,661
2008	10	1,466,108	677,405
2009	11	1,669,630	771,441
2010	8	1,267,706	585,735
After 2010	14	2,324,097	1,073,833

Total	67	10,117,070	4,674,523

GOL’s expected fleet growth from 2006 to 2012 is as follows:

Aircraft	2006	2007	2008	2009	2010	2011	2012
737-300	12	12	10	3	-	-	-
737-700	30	30	28	27	26	23	20
737-800	20	33	43	54	62	69	76

Total	62	75	81	84	88	92	96

Owned 737-800s	5	18	28	39	47	54	61
Leased 737-8/7/3s	57	57	53	45	41	38	35

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil, where sufficient market demand exists, and expanding into other high-traffic centers across South America. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating network, and as our Aircraft Maintenance Center becomes fully-operational. We anticipate a solid third quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company, and an improved revenue environment.

The scheduled addition of six new aircraft to our fleet in the third quarter of 2006 should allow a 45% increase in available seat capacity over 3Q05. For the third quarter, we expect a load factor in the range of 75-77%, with yields in the range of R$26-28 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, but will be partially mitigated by our hedging program. For the third quarter, we expect non-fuel CASK to be in the range of R$9-10 cents.

Financial guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. We expect full-year load factors to be in the range of 75% (a one point increase over previous guidance). Our projections are for a 2006 full-year EPS in the range of R$3.90 to R$4.30, representing annual earnings growth of over 50%. For 2007, we expect to add at least 13 aircraft to the fleet and expand capacity by at least 30% to adequately serve expected demand and add new markets. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

Financial Outlook (US GAAP)	2006 (full year)	2007 (preliminary)

ASK Growth	+/-45%	+/- 30%
Average Load Factor	+/-75%	+/- 75%
Net Revenues (billion)	+/- R$ 4.1	+/- R$ 5.4

Non-fuel CASK (R$)	9 - 10 cents	+/- 9 cents
Operating Margin	26% - 28%	+/- 26%
Earnings per Share	R$ 3.90 - R$ 4.30	R$ 5.10 - R$ 5.60

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169-6800
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media:
MVL Comunicação (São Paulo)
Ph: (5511) 3049-0343 / 3049-0342
e-mail: roberta.corbioli@mvl.com.br/simone.luciano@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
US GAAP - Unaudited
	2Q06	2Q05	% Change

Revenue Passengers (000)	4,283	3,127	37.0%
Revenue Passengers Kilometers (RPK) (mm)	3,523	2,239	57.3%
Available Seat Kilometers (ASK) (mm)	4,641	3,086	50.4%
Load factor	75.9%	72.6%	+3.3 pp
Break-even load factor	64.0%	61.6%	+2.4 pp
Aircraft utilization (block hours per day)	13.9	13.7	1.5%
Average fare	R$ 190.04	R$ 173.39	9.6%
Yield per passenger kilometer (cents)	22.33	23.43	-4.7%
Passenger revenue per available set kilometer (cents)	16.95	17.00	-0.3%
Operating revenue per available seat kilometer (RASK) (cents)	18.19	18.22	-0.2%
Operating cost per available seat kilometer (CASK) (cents)	15.32	15.46	-0.9%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.20	9.22	-0.2%
Number of Departures	39,043	28,996	34.6%
Average stage length (km)	804	701	14.7%
Avg number of operating aircraft during period	48.3	32.0	50.9%
Full-time equivalent employees at period end	7,229	4,002	80.6%
% of Sales through website during period	82.4%	78.0%	+4.4 pp
% of Sales through website and call center during period	92.9%	91.7%	+1.2 pp
Average Exchange Rate (1)	R$ 2.19	R$ 2.48	-11.7%
End of period Exchange Rate (1)	R$ 2.16	R$ 2.35	-8.1%
Inflation (IGP-M) (2)	0.7%	0.2%	+0.5 pp
Inflation (IPCA) (3)	0.1%	1.3%	-1.2 pp
WTI (avg. per barrel) (4)	$70.41	$53.11	32.6%

(1)	Source: Brazilian Central Bank
(2)	Source: Fundação Getulio Vargas
(3)	Source: IBGE
(4)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Net operating revenues
Passenger	R$ 786,849	R$ 524,491	50.0%
Cargo and Other	57,179	37,677	51.8%

Total net operating revenues	844,028	562,168	50.1%

Operating expenses
Salaries, wages and benefits	90,175	56,542	59.5%
Aircraft fuel	283,756	192,618	47.3%
Aircraft rent	73,442	62,390	17.7%
Sales and marketing	103,630	78,576	31.9%
Landing fees	31,668	21,395	48.0%
Aircraft and traffic servicing	40,560	19,605	106.9%
Maintenance materials and repairs	34,097	10,447	226.4%
Depreciation	15,920	8,275	92.4%
Other operating expenses	38,522	27,343	40.9%

Total operating expenses	711,770	477,191	49.2%

Operating income	132,258	84,977	55.6%

Other expense
Interest expenses	(23,649)	(5,284)	347.6%
Interest income	35,878	36,248	-1.0%
Capitalized interest	4,355	5,677	-23.3%
Exchange variation loss	(809)	(1,681)	-51.9%
Other	12,818	(9,838)	-230.3%

Income before income taxes	160,851	110,099	46.1%
Income taxes	(54,166)	(36,722)	47.5%

Net income	106,685	73,377	45.4%

Earnings per share, basic	R$ 0.54	R$ 0.38	42.1%
Earnings per share, diluted	R$ 0.54	R$ 0.38	42.1%

Earnings per ADS, basic - US Dollar	$0.25	$0.16	56.3%
Earnings per ADS, diluted - US Dollar	$0.25	$0.16	56.3%

Basic weighted average shares outstanding (000)	196,039	192,915	1.6%
Diluted weighted average shares outstanding (000)	196,156	193,759	1.2%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2006	March 31, 2006

ASSETS	3,264,329	2,739,505
Current Assets	1,969,399	1,603,824
Cash and cash equivalents	233,994	136,896
Short-term investments	1,021,330	775,909
Receivables less allowance	555,706	578,223
Inventories	49,060	38,039
Recoverable taxes and deferred tax	23,007	19,755
Prepaid expenses	47,572	47,934
Other current assets	38,730	7,068
Property and Equipment, net	802,841	669,131
Pre-delivery deposits for flight equipment	518,523	419,621
Flight equipment	265,677	242,563
Other property and equipment	125,657	98,827
Less accumulated depreciation	(107,016)	(91,880)
Other Assets	492,089	466,550
Deposits for aircraft leasing contracts	32,044	28,790
Prepaid aircraft and engine maintenance	421,661	408,851
Other	38,384	28,909

LIABILITIES AND SHAREHOLDER'S EQUITY	3,264,329	2,739,505

Current Liabilities	588,386	702,473
Accounts payable	46,502	70,656
Salaries, wages and benefits	64,389	65,795
Sales tax and landing fees	88,556	107,998
Air traffic liability	229,696	185,542
Short-term borrowings	107,409	104,459
Dividends Payable	27,836	143,618
Other accrued liabilities	23,998	24,405
Long Term Liabilities	638,629	72,357
Long term debt	565,895	-
Deferred income taxes, net	47,399	47,523
Other	25,335	24,834
Shareholder's Equity	2,037,314	1,964,675
Preferred shares (no par value)	845,691	845,453
Common shares (no par value)	41,500	41,500
Additional paid in capital	34,982	34,300
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,069,809	995,176
Accumulated other comprehensive gain	5,755	8,669

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Cash flows from operating activities
Net income (loss)	106,685	73,377	45.4%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	13,047	11,628	12.2%
Provision for doubtful accounts receivable	-	(247)	-100.0%
Deferred income taxes	501	11,648	-95.7%
Changes in operating assets and liabilities
Receivables	22,517	(33,730)	-166.8%
Accounts payable and other accrued liabilities	(54,253)	(10,188)	432.5%
Deposits for aircraft and engine maintenance	(12,810)	(30,594)	-58.1%
Air traffic liability	44,154	54,248	-18.6%
Dividends	(32,052)	(60,013)	nm
Other liabilities, net	(85,693)	(39,322)	117.9%

Net cash provided by (used in) operating activities	2,096	(23,193)	-109.0%

Cash flows from investing activities
Deposits for aircraft leasing contracts	(3,254)	5,692	-157.2%
Acquisition of property and equipment	(49,944)	(28,298)	76.5%
Pre-delivery deposits	(98,902)	(44,927)	120.1%
Changes in short-term securities	(245,421)	(106,647)	130.1%

Net cash used in investing activities	(397,521)	(174,180)	128.2%

Cash flows from financing activities

Short term borrowings, net	2,950	15,173	-80.6%
Long term borrowings, net	565,895	-	nm
Issuance of preferred shares	238	256,734	-99.9%
Others, net	(2,914)	5,880	nm
Dividends payable	(73,646)	-	nm

Net cash provided by financing activities	492,523	277,787	77.3%

Net increase in cash and cash equivalents	97,098	80,414	20.7%
Cash and cash equivalents at beginning of the period	136,896	93,893	45.8%
Cash and cash equivalents at end of the period	233,994	174,307	34.2%

Cash, cash equiv. and ST invest. at beg. of the period	912,805	755,725	20.8%
Cash, cash equiv. and ST invest. at end of the period	1,255,324	942,786	33.2%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	23,649	5,284	347.6%
Income taxes paid	52,516	21,529	143.9%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	2Q06	2Q05	% Change

Net operating revenues
Passenger	R$ 786,849	R$ 524,491	50.0%
Cargo and Other	57,179	37,677	51.8%

Total net operating revenues	844,028	562,168	50.1%

Operating expenses
Salaries, wages and benefits	89,494	55,318	61.8%
Aircraft fuel	283,756	192,618	47.3%
Aircraft rent	73,442	62,391	17.7%
Supplementary rent	12,385	30,801	-59.8%
Sales and marketing	103,630	78,576	31.9%
Landing fees	31,668	21,395	48.0%
Aircraft and traffic servicing	40,560	19,605	106.9%
Maintenance materials and repairs	34,097	10,447	226.4%
Depreciation and amortization	15,281	8,445	80.9%
Other operating expenses	40,360	27,440	47.1%

Total operating expenses	724,673	507,036	42.9%

Operating income	119,355	55,132	116.5%

Other expense
Financial income (expense), net	(3,460)	15,469	-122.4%

Income before income taxes	115,895	70,601	64.2%
Income taxes current	(52,516)	(23,198)	126.4%
Income taxes deferred	2,738	(3,659)	-174.8%

Net income before interest on shareholder's
equity	66,117	43,744	51.1%

Reversal of interest on shareholder's equity	32,052	0	nm

Net income	98,169	43,744	124.4%

Earnings per share	R$ 0.50	R$ 0.22	127.3%
Earnings per ADS - US Dollar	$0.23	$0.09	155.6%
Number of shares at end of period (000)	196,206	195,269	0.5%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	June 30, 2006	March 31, 2006

ASSETS	2,944,136	2,428,384
Current Assets	1,957,732	1,609,662
Cash and cash equivalents	448,315	186,530
Short term investments	807,008	726,275
Receivables less allowance	555,706	578,223
Inventories	49,060	38,039
Recoverable taxes and deferred tax	28,844	25,593
Prepaid expenses	47,572	47,934
Other current assets	21,227	7,068
Non-Current Assets	986,404	818,722
Deposits	49,549	28,790
Deferred Taxes	82,673	79,639
Investments	2,396	1,692
Pre-delivery deposits for flight equipment	518,523	419,621
Property and equipment	284,318	249,510
Other	48,945	39,470

LIABILITIES AND SHAREHOLDERS' EQUITY	2,944,136	2,428,384

Current liabilities	595,344	709,430
Suppliers payable	46,502	70,656
Payroll and related charges	58,389	28,104
Taxes and contributions payable	71,836	81,394
Sales tax and landing fees	16,720	26,604
Air traffic liability	229,696	185,542
Short-term borrowings	107,409	104,459
Dividends and interest on shareholder's equity payable	27,836	143,618
Other current liabilities	36,956	69,053
Non-current liabilities	591,230	24,834
Long-term debt	565,895	-
Accounts payable and provisions	25,335	24,834
Shareholders' Equity	1,757,562	1,694,120
Capital	993,181	992,943
Capital reserves	89,556	89,556
Earnings reserves	485,744	485,744
Retained earnings	183,326	117,208
Total comprehensive income, net of taxes	5,755	8,669

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	2Q06	2Q05

Cash flows from operating activities
Net income (loss)	98,169	43,744
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	15,282	8,445
Provision for doubtful accounts receivable	783	439
Deferred income taxes	(3,877)	3,659
Changes in operating assets and liabilities
Receivables	21,734	(34,416)
Inventories	(11,021)	(2,681)
Prepaid expenses, other assets
and recoverable taxes	(25,680)	(10,982)
Accounts payable and long-term vendor payable	(24,154)	(10,698)
Air traffic liability	44,154	54,757
Taxes payable	(9,558)	(909)
Payroll and related charges	30,285	(14,406)
Provision for contingencies	501	-
Interest on shareholder's capital	(32,052)	-
Other liabilities	(41,980)	(6,404)

Net cash provided by (used in) operating activities	62,586	30,548
Cash flows from investing activities
Short term borrowings, net	(80,733)	42,381
Investments	(704)	(633)
Deposits for aircraft leasing contracts	(20,759)	5,732
Pre-delivery deposits	(98,902)	(44,927)
Acquisition of property and equipment	(50,090)	(30,158)

Net cash used in investing activities	(251,188)	(27,605)
Cash flows from financing activities
Borrowings, net	568,845	15,172
Capital integralization	238	-
Issuance of common and preferred shares	-	271,330
Total comprehensive income, net of taxes	(2,914)	-
Dividends paid	(115,782)	(60,003)

Net cash provided by financing activities	450,387	226,499
Net increase in cash and cash equivalents	261,785	229,442
Cash and cash equivalents at beginning of the period	186,530	95,515

Cash and cash equivalents at end of the period	448,315	324,957
Interest paid net of amount capitalized	23,649	5,285
Income taxes paid	52,516	23,198

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.